UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Melco Resorts & Entertainment Limited

(Name of Issuer)

Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)

G5974W 10 3

(CUSIP Number)

Melco Leisure and Entertainment Group Limited

c/o 38th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

(852) 3151 3777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5974W 10 3

1	NAME OF REPORTING PERSONS Melco International Development Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 757,229,043 shares (Melco Leisure and Entertainment Group Limited and Mr. Ho, Lawrence Yau Lung, may also be deemed to have sole voting power with respect to these shares)
	8	SHARED VOTING POWER 757,229,043 shares (including shares disclaimed; see Item 6 below)
	9	SOLE DISPOSITIVE POWER 757,229,043 shares (Melco Leisure and Entertainment Group Limited and Mr. Ho, Lawrence Yau Lung, may also be deemed to have sole dispositive power with respect to these shares)
	10	SHARED DISPOSITIVE POWER 757,229,043 shares (including shares disclaimed; see Item 6 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 757,229,043(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.2%
14	TYPE OF REPORTING PERSON HC, CO

CUSIP No. G5974W 10 3

1	NAME OF REPORTING PERSONS Melco Leisure and Entertainment Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 757,229,043 shares (Melco International Development Limited and Mr. Ho, Lawrence Yau Lung, may also be deemed to have sole voting power with respect to these shares)
	8	SHARED VOTING POWER 757,229,043 shares (including shares disclaimed; see Item 6 below)
	9	SOLE DISPOSITIVE POWER 757,229,043 shares (Melco International Development Limited and Mr. Ho, Lawrence Yau Lung, may also be deemed to have sole dispositive power with respect to these shares)
	10	SHARED DISPOSITIVE POWER 757,229,043 shares (including shares disclaimed; see Item 6 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 757,229,043(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. G5974W 10 3

1	NAME OF REPORTING PERSONS Ho, Lawrence Yau Lung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

767,086,889(3) shares (Out of these shares, Melco International Development Limited and Melco Leisure and Entertainment Group Limited may also be deemed to have sole voting power with respect to 757,229,043 shares)

	8	SHARED VOTING POWER 757,229,043(2) shares (including shares disclaimed; see Item 6 below)
9

SOLE DISPOSITIVE POWER

767,086,889(3) shares (Out of these shares, Melco International Development Limited and Melco Leisure and Entertainment Group Limited may also be deemed to have sole dispositive power with respect to 757,229,043 shares)

	10	SHARED DISPOSITIVE POWER 757,229,043(2) shares (including shares disclaimed; see Item 6 below)
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

767,086,889(1,3) shares (Out of these shares, Melco International Development Limited and Melco Leisure and Entertainment Group Limited may also be deemed to beneficially own 757,229,043 shares)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.9%(3)
14	TYPE OF REPORTING PERSON CO

(1)	This Amendment No. 1 (this “Amendment”) no longer includes in such figure the number of shares that CAI and Crown had previously agreed, pursuant to the Shareholders’ Deed described in Item 6 below, to retain and to vote in a manner identical to Melco Leisure and Entertainment Group Limited for so long as the Securities Loans described under Item 6 below are outstanding (the “Agreement to Vote”) since that Agreement to Vote was terminated as of May 15, 2017. The number of shares subject to such voting arrangement were equivalent to the number of shares loaned under the Securities Loans. The Securities Loans were repaid on May 15, 2017, as a result of which the loaned shares were returned to the Reporting Persons (and therefore are now included in the number above) at the same time that Crown’s Agreement to Vote was terminated. As a result, the number of Ordinary Shares over which the Reporting Persons have sole and shared voting power and beneficial ownership has not changed as a result of such events.
(2)	In addition, Mr. Ho holds options to purchase an aggregate of 5,574,729 Ordinary Shares, vested or vesting within 60 days of the date hereof, as further described in Item 6 below.
(3)	Includes options to purchase an aggregate of 5,574,729 Ordinary Shares, vested or vesting within 60 days of the date hereof, as further described in Item 6 below.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on February 2, 2017 with respect to the Issuer by the Reporting Persons (the “Original Filing”). Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Filing.

Item 2. Identity and Background

As of May 15, 2017, Mr. Ho personally holds 34,939,132 ordinary shares of Melco International Development Limited (“Melco International”), representing approximately 2.26% of Melco International’s ordinary shares outstanding. In addition, 119,303,024 ordinary shares of Melco International are held by Lasting Legend Ltd., 294,527,606 ordinary shares of Melco International are held by Better Joy Overseas Ltd., 50,830,447 ordinary shares of Melco International are held by Mighty Dragon Developments Limited, 7,294,000 ordinary shares of Melco International are held by The L3G Capital Trust and 1,566,000 ordinary shares of Melco International are held by Maple Peak Investments Inc., representing approximately 7.72%, 19.06%, 3.29%, 0.47% and 0.10%, respectively, of Melco International’s shares, all of which companies are owned by persons and/or trusts affiliated with Mr. Ho. Mr. Ho also has interest in Great Respect Limited, a company controlled by a discretionary family trust, the beneficiaries of which include Mr. Ho and his immediate family members, that holds 306,382,187 ordinary shares of Melco International, representing 19.83% of Melco International’s shares. Consequently, Mr. Ho may be deemed to beneficially own an aggregate of 814,842,396 ordinary shares of Melco International, representing approximately 52.74% of Melco International’s ordinary shares outstanding.

Item 5. Interest in Securities of the Issuer

(a) As of 4:00 p.m., New York City time, on the date of this Schedule 13D, the Reporting Persons each beneficially own an aggregate of 757,229,043 Ordinary Shares, which Ordinary Shares are held by Melco Leisure (the “Shares”). The Shares represent 51.2% of the Issuer’s Ordinary Shares outstanding. In addition, Mr. Ho personally holds 4,283,117 Ordinary Shares, options vested or vesting within 60 days of the date hereof to purchase an additional 5,574,729 Ordinary Shares, together representing a further 0.7% of the Issuer’s Ordinary Shares outstanding. Percentages of the Ordinary Shares outstanding reported in this Schedule 13D are calculated based upon the 1,478,429,244 Ordinary Shares outstanding as of May 5, 2017, as reported in the prospectus supplement filed by the Issuer with the Securities and Exchange Commission on May 7, 2017.

(b) The Reporting Persons have not effected any transaction in Ordinary Shares during the past 60 days, except as otherwise disclosed in this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 15, 2017, the Swap Transactions previously entered into by CAI were unwound in accordance with the terms thereof, and, in connection therewith, the Securities Loans were repaid by the return to Melco Leisure of 81,995,799 Ordinary Shares. In addition, on May 15, 2017, the Issuer, Melco Leisure, Melco International, CAI and Crown terminated the Shareholders’ Deed in accordance with the terms thereof. See Exhibit 99.4 to this Schedule 13D. No change in the number of shares beneficially owned occurred as a result of such transactions.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibit

99.4	Termination of Amended and Restated Shareholders’ Deed, dated May 8, 2017, among Melco Leisure and Entertainment Group Limited, Melco International Development Limited, Crown Asia Investments Pty. Ltd., Crown Resorts Limited and Melco Resorts & Entertainment Limited (formerly known as Melco Crown Entertainment Limited).

99.5	Agreement with respect to filing of Schedule 13D/A, dated as of May 17, 2017, between Melco International Development Limited, Melco Leisure and Entertainment Group Limited and Mr. Ho, Lawrence Yau Lung.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 17, 2017

For and on Behalf of
MELCO INTERNATIONAL DEVELOPMENT LIMITED

By:	/s/ Ho, Lawrence Yau Lung
Name: Ho, Lawrence Yau Lung
Title: Director

For and on Behalf of
MELCO LEISURE AND ENTERTAINMENT GROUP LIMITED

By:	/s/ Ho, Lawrence Yau Lung
Name: Ho, Lawrence Yau Lung
Title: Director

HO, LAWRENCE YAU LUNG

By:	/s/ Ho, Lawrence Yau Lung

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit

99.4	Termination of Amended and Restated Shareholders’ Deed, dated May 8, 2017, among Melco Leisure and Entertainment Group Limited, Melco International Development Limited, Crown Asia Investments Pty. Ltd., Crown Resorts Limited and Melco Resorts & Entertainment Limited (formerly known as Melco Crown Entertainment Limited).

99.5	Agreement with respect to filing of Schedule 13D/A, dated as of May 17, 2017, between Melco International Development Limited, Melco Leisure and Entertainment Group Limited and Mr. Ho, Lawrence Yau Lung.